Exhibit 99.1

KIDOZ Inc.

220 - 1685 West 4th Avenue

Vancouver BC V6J 1L8

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Announces First Quarter Total Revenue of $1,673,685

Vancouver, B.C. Canada, May 25, 2023 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market leading Kidoz Contextual Ad Network (www.kidoz.net); and the Kidoz Publisher SDK, announced today its unaudited condensed interim financial results for the quarter ended March 31, 2023. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Recent Kidoz Inc. Q1 2023 highlights include:

●	Total Revenue of $1,673,685 a decrease of 27% compared to Q1 2022 Total Revenue of $2,287,471
●	Direct Ad Tech Advertising Revenue of $1,538,046 a decrease of 29% compared to Q1 2022 Direct Ad Tech Advertising Revenue of $2,154,854.
●	Programmatic Ad Tech Advertising Revenue of $68,070, an increase of 153% compared to Q1 2022 Programmatic Advertising Revenue of $26,954.
●	Sales and Marketing expenditure of $327,522, an increase of 82% from $180,014 in Q1 2022
●	Non-Capitalized R&D expenditures of $744,33, an increase of 44% from $516,639 in Q1 2022.
●	Net loss after tax of ($1,066,612), compared to a net loss after tax ($731,042) in Q1 2022.
●	Adjusted EBITDA of ($796,915) compared to Adjusted EBITDA of $($427,284) in Q1 2022.
●	Cash of $2,304,757 and working capital of $3,331,745 as at March 31, 2023, compared to cash of $2,363,530 and working capital of $4,147,176 as at December 31, 2022.
●	Cash used in operations in Q1 2023 of ($46,996) compared to Free Cash Flow of $15,881 in the prior year.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or the www.sedar.com website.

“Unfortunately, weakness in the wider advertising market was experienced by Kidoz during Q1 2023,” stated Jason Williams, Kidoz CEO. “While this decline was expected and we can see this weakness is isolated to only the first quarter of the year, our performance has suffered as a result. The good news for the quarter is that our programmatic revenues are rising, our cash flow from operations was almost neutral and our gross margins showed improvement increasing to 40% from 36% in Q1 2022.”

“More important than the temporary revenue decline during the slowest quarter of the year is the Company’s continued trajectory in building a leading technology platform and establishing strong commercial relationships with the world’s leading brands. We continue to increase investments in our software systems and are seeing returns in our programmatic efforts which we expect will continue to grow for the duration of 2023. Advanced systems and features have also been applied to our publisher SDK, bidder technology, and performance (app install) campaign technology. Each and every system upgrade opens new commercial opportunities in the US$400 billion dollar digital advertising industry.

“Kidoz also continues to make significant investments in our direct and agency sales relationships to support the Kidoz and Prado brands in the market. We are engaged in a record number of brand and campaign planning discussions and anticipate these will result in another record full year of revenues and profit for Kidoz Inc. Since the beginning of April 2023, we have seen network activity return to year-over-year gains. We are building the systems and processes to support a scale of business many times higher than our current volumes and believe it’s only a matter of time before we can unlock this scale as a result of our continued delivery of world class media for our brand partners.”

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in our annual Management Discussion and Analysis and our Form 20-F, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Three Months ended March 31, 2023	Three Months ended March 31, 2022

Loss after tax	$(1,066,612)	$(731,042)
Less :
Depreciation and amortization	139,287	140,371
Stock awareness program	18,492	19,733
Stock-based compensation	111,974	159,998
Gain on derivative liability – warrants	(51)	(16,344)
Interest and other income	(5)	-
Adjusted EBITDA	$(796,915)	$(427,284)

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) owns the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Disney, Hasbro, Lego and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz Programmatic network have become essential products in the digital advertising ecosystem.

The Prado (www.prado.co) technology provides a leading mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange programmatically to the entire Ad Tech universe. By activating high-performance programmatic campaigns across thousands of apps on their network, Prado makes digital advertising more efficient and effective by simplifying the process across a connected technology platform.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 19, 2023, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163